UNITED

STATES
SECURITIES

AND

EXCHANGE

COMMISSION
Washington,

DC

20549
FORM

6-K
Report

of

Foreign

Private

Issuer
Pursuant

to

Rule

13a-16

or

15d-16
of

the

Securities

Exchange

Act

of

1934
April

30,

2021
Commission

File

Number:

001-09246
Barclays

PLC
(Name

of

Registrant)

1

Churchill

Place
London

E14

5HP
England
(Address

of

Principal

Executive

Office)
Q1

2021

Results

Announcement
Indicate

by

check

mark

whether

the

registrant

files

or

will

file

annual

reports

under

cover

of
Form

20-F

or

Form

40-F.
Form

20-F
X
Form

40-F
Indicate

by

check

mark

whether

the

registrant

is

submitting

the

Form

6-K

in

paper

as

permitted

by

Regulation

S-T

Rule

101(b)(1):
____
Indicate

by

check

mark

whether

the

registrant

is

submitting

the

Form

6-K

in

paper

as

permitted

by

Regulation

S-T

Rule

101(b)(7):
____
This

report

on

Form

6-K

shall

be

deemed

to

be

incorporated

by

reference

in

the

registration

statements

on

Form

S-8

(No.

333-153723,
333-167232,

333-173899,

333-183110,

333-195098,

333-216361,

333-225082,

333-236905,

333-236904

and

333-254570)

and

Form
F-3

(333-253693)

of

Barclays

PLC

and

to

be

a

part

thereof

from

the

date

on

which

this

report

is

furnished,

to

the

extent

not

superseded
by

documents

or

reports

subsequently

filed

or

furnished.

Barclays

PLC
1
The

Report

comprises

the

following:
Exhibit

99.1

Results

of

Barclays

PLC

Group

as

of,

and

for

the

three

month

s

ended,

31

March

2021.
Exhibit

99.2

A

table

setting

forth

the

issued

share

capital

of

Barclays

PLC

and

the

Barclays

PLC

Group’s

total

shareholders’
equity,

indebtedness

and

cont

ingent

liabilities

as

at

31

March

2021

,

the

most

recent

reported

statement

of
position,

and

updated

for

any

significant

or

material

items

since

that

reporting

date.

Barclays

PLC
2

SIGNATURES
Pursuant

to

the

requirements

of

the

Securities

Exchange

Act

of

1934,

the

registrant

has

duly

caused

this

report

to

be

signed

on

its
behalf

by

the

undersigned,

thereunto

duly

authorised.
BARCLAYS

PLC
(Registrant)
Date:

April

30,

2021
By:
/s/

Garth

Wright
Name:

Garth

Wright
Title:

Assistant

Secretary